EXHIBIT 12.2
AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended
	June 30,	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Pretax income from
continuing operations	$3,034	$5,328	$4,248	$3,831	$3,415
Interest expense	2,032	3,132	2,324	1,830	1,728
Other adjustments	74	139	150	151	154
Total earnings (a)	$5,140	$8,599	$6,722	$5,812	$5,297

Fixed charges:
Interest expense	$2,032	$3,132	$2,324	$1,830	$1,728
Other adjustments	52	106	151	145	139
Total fixed charges (b)	$2,084	$3,238	$2,475	$1,975	$1,867

Ratio of earnings
to fixed charges (a/b)	2.47	2.66	2.72	2.94	2.84

Included in interest expense in the above computation is interest expense related to the cardmember lending activities, international banking operations and charge card and other activities in the American Express Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under FIN 48. American Express’ policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.

For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by American Express, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for under the equity method.

For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.